LEVELS
2023 REPORT

Share Report

Dear investors,

Levels Investors -
Thank you for supporting and advancing Levels in our mission to solve the metabolic health crisis!
We've been able to leverage your support to achieve financial milestones - we've increased revenue 1,327% since 2020, and are in a solid financial position with $15.8m cash in the bank and over two years runway at the end of 2023.
In addition to our operating success, we've also significantly advanced awareness and knowledge in the metabolic health space:
- We've generated awareness on the topic by receiving millions of content views and visits to our website.
- We've launched and led an observational research study to characterize glucose patterns in people without diabetes, and have collected the largest ever dataset on this topic.
- We've partnered with the top thought leaders in health and wellness, including Andrew Huberman, Dr. Becky Gillaspy, Mark Hyman, David Sinclair, Rob Lustig, Dom D'Agostino and many more.
In hitting these milestones, we've also experienced challenges and have evolved to respond to them:
- We have balanced our growth focus with improvements in operating efficiency to put the business in the best possible financial position to achieve our objectives.
- We've adopted lean startup principles that are helping us to ship more product improvements that help our customers faster.
- We started to leverage data and insights that improve the value of Levels for customers, without requiring them to purchase glucose monitors. We can also significantly improve accessibility to Levels and our growth prospects by reducing the cost of purchasing devices, while continuing to provide key metabolic insights. While we reduce reliance on devices, we maintain that there is strong value in real-time personalized data from devices like glucose monitors and lab results and will continue to offer these as well.
- We've also seen the regulatory environment start to shift toward more accessible, bio-measurement tools. An example is the FDA recently approving Dexcom's 'Stelo' continuous glucose monitor for over-the-counter use. We view this as a significant step toward accessible and affordable monitors.
We've done all this and we're just getting started. We look forward to building and solving this very critical challenge with your support.

We need your help!

You can support us by helping with:
Awareness - spread the word about the importance of metabolic health to your friends and families. This is important and doesn't have to involve Levels!
Feedback - Try our app, glucose monitoring, and labs and give us your honest feedback
Follow - Follow us on social channels, sign up for our email list and share links with your friends and family

Sincerely,

Sam Corcos

Co-founder, CEO

Josh Clemente

Co-founder, President

Our Mission

Our intention is to impact the lives of 1B people, globally.

Our Website

How did we do this year?

REPORT CARD

A-

☺ The Good	☹ The Bad
Growth - We grew revenue by 57% from 2022 to over $21m in 2023	Impact - Metabolic health is a critical issue to Americans and we want to be moving toward a solution quicker
Efficiency - We exited 2023 with a 25% operating loss margin which is a 71% improvement from a loss of 86% in Q4 2022	Access to glucose monitors - The cost of glucose monitoring devices hasn't improved at the same rate as consumer electronics.
Awareness - We brought metabolic health closer to the zeitgeist, surpassing 10m youtube views, and 3m annual site visitors	Engineering Velocity - We want to ship features that are engaging and impactful to our customer's health at a quicker pace

2023 At a Glance

January 1 to December 31

$21,270,015 +57%
Revenue

-$12,145,980
Net Loss

$4,087,064 [12%]
Short Term Debt

$0
Raised in 2023

$15,800,000
Cash on Hand
As of 12/30/23

INCOME BALANCE NARRATIVE



Revenues
Profit
$13,525,976
$21,270,015



-$12,795,343
-$12,145,980
2022
2023

Net Margin: -57%   Gross Margin: 24%   Return on Assets: -72%   Earnings per Share: -$0.51   Revenue per Employee: $531,750

Cash to Assets: 93%   Revenue to Receivables: 366,030   Debt Ratio: 24%

Levels_Health_Inc_I__a_series_of_Wefunder_SPV__LLC__2023__Financial_Statements_-_prepared_Mar_21__2024.pdf

Levels_Health_Inc._FY2023-2022_Audited_Financials.pdf

We ❤ Our 1,439 Investors

Thank You For Believing In Us

- Jiwon Moon
- Breck Yunits
- Matthew Laye
- David Ma
- Elizabeth Kepley
- Andres Kupervaser-Gould
- Luis Johnston
- Lisa Skluzacek
- Erik Kennedy
- Mihir Kothari
- Stephen Coates
- Arash Ferdowsi
- Loretta Graham
- Molly Laing
- Joseph Gramc
- Dione Smith Benson
- Nicholas Musella
- Jamie Quint
- Antonios Hadjigeorgalis
- Christian Folkestad
- Boris Berjan
- Dan Goldin
- Eric Cole
- Greg Spero
- Josh Brown
- Brett Grossman
- Greg Boyer
- Jaime Jimenez
- Chad Dixon
- Rong Qian
- Lauren Sambataro
- Amhed Herrera
- Kumar Natarajan
- Calvin Nguyen
- Andy Mikulak
- Eric Ness
- Antonia Bashinelli
- Tali Lerner
- Megha Doshi
- Will Cappelletti
- Karina Rabayeva
- Kyle Butler
- Matt Nodurfth
- Raquel Ginebra
- Charlette Plinneke
- Amit Shah
- Michael Cullen
- Susan Phillips
- Jeffrey Hatcher
- James O'Sullivan
- Justin Katz
- Johnny Mo
- Kreg Holgerson
- Karen Greeley
- Mike Horn
- Alicia Weber
- Denise Lemmon
- Nik Seetharaman
- Laurie Morrison
- Tiffany Jaksic
- Wilma Holgerson
- Hanna Hyvärinen
- Claudia Von Boeselager
- John Voorhees
- John Catsimatidis Jr
- Cullen McCarthy
- William Hamblen
- Jennifer Donahoe
- Kevin Neuburger
- Jessica Miller
- Tamra Roseland
- Hannah Rubin
- Mauricio Moel Miranda
- David Evans
- Jake Nyquist
- Jonas PaulIukonis
- Stephanie Bell
- Caleb MacCready
- Jennifer Granito
- Nadia Haque
- Adam Chad Luper
- David Onkels
- David Vallejo
- Jared Byczko
- Eva Gutierrez
- Dan Pupaza
- Melissa Wohlfeil
- Karen Sinclair
- Michael Froehlich
- Anne Perreira
- Michael Tosh Semlacher
- Bryan McDonald
- Eric Toda
- Adam Dechtman
- Joby Kolsun
- Sam Propis
- Sharon Dilustro
- Robert Stevenson
- Jeffrey Burek
- John Reynolds
- Jonathan Pancerman
- Alexander Kilkka
- Alexander Case
- Kenneth Lawrence
- Robert Danny Spangenberg
- Asal Akhondzadeh
- Jonathan Burke
- Manoj Pillai
- Angela Rodela
- Christopher Greenwaldt
- Tyson Hefely
- Joerg Koehler
- John Boghossian
- William Gogan
- Mark Aoyagi
- Lainie Smith
- Lisa Neigut
- Garrett McBride
- Adam Crouch
- Richard Kolkovich
- Lola Feiger
- Scott Lynds
- Mandy Hong
- Bhuvan Srinivasan
- Adam Waxman
- Andrea Coravos
- Brian Frank
- Mazen Baisa
- Ilene Chazan
- John Poisson
- Obi Felten
- Wesley King
- Christopher Sanders
- Azeem Ansar
- Henry Cipolla
- Shannon Phillips
- Steijn Pelle
- Stephanie Max
- Aynul Habib
- Tushar Kalra
- Scott Finney
- Conor Murphy
- Robert Dietrich
- Gabe Mendoza
- Amr A Awadallah
- Andrew Robinsonwr
- Jennifer Arnold
- Feifan Zhou
- Alla Kassianova
- Brian Haberly
- Mollie Lane
- Beverly Marshall
- Lee Warren Piercy
- Bora Can Sekerel
- Robert Amanfu
- Dana A DiRaimondo
- Scott L Cross
- Fred Klemmer
- Avinash Aluvala
- Umair Saeed
- Alex Treco
- Patrick Berarducci
- Taylor Fazio
- Lewis P FEGAN
- Jessica Schenendorf
- Li Hsu
- Kyla Ehrenreich
- Bill SIMPSON
- Jenna Hayes
- Jim Wilson
- Yuan Ren
- George Caulkins
- Bryce Beckwith
- Mark Moore
- Brandon Taleisnik
- Stephen Zorfas
- Heidi Rataj
- Mike DiDonato
- Elizabeth Schatz
- Avinash Karnani
- Raphael Grignani
- Jon Valentine
- Benjamin Ferster
- Lyhuong Choe
- Michael Collins
- Bethany Asplundh
- Catherine Shenoy
- Brandon Cohen
- Connor McCarthy
- Michiko Oishi
- Grant Schneider
- Allison HAGEY
- Kristin Mugford
- Rachel Sanders
- Alaine Gordon
- Michelle Las
- Timothy Schneider
- James Flinnar
- Diana Nicholson
- Maris Naylor
- Brendan Connolly
- David Lee
- Edward Briggs D'Eliscu
- Tarun Madiraju
- John Keehler
- Andrew Katz
- Randall Fan
- Rod Arakaki
- Megan Zoback
- Chandler Tuttle
- Anthony McCallum
- Jeremy V Mipro
- Mandy Meadors
- Paola Veglio
- Sabrina Di Marco
- Kunal Shah
- Martha W Lentz
- Catherine Hirst
- Corey Wagehoft
- Evan Schlecker
- Daniel Griffin
- Meghan Linvill Mcnab
- Lindsey Beckett
- Nicholas Roumbakis
- Andrea Petruzzell
- Jason Preston
- Conor Beardsley
- Glen Lubbert
- Sean Michael Bledsoe
- Stacey Lynne Cantor-Adkins
- Jamie Perry
- Chase McCaleb
- Natalie Powers
- Marc Crossman
- Marco Lorenzon
- Rico Trebeljahr
- Amir Azer
- Steven Scatena
- Christopher Connell
- Lluis Faus
- Thomas Dan Kesterson
- Matthew Hines
- Em Harvey
- Algis Tamosaitis
- Scott Clampet
- Michelle Cortright
- Stephanie Rome
- Alison Magee
- Miguel Paredes
- Elijah Nicolas
- Shirley Lavine
- Rama Krishna Nookala
- Patrick McMahon
- Nathan Burbank
- Steven Orrell
- John Austin Keeble
- Monica Lee
- Natalie Simons
- Jamie Kaminski
- Sarah Naqvi
- William Sulinski
- Hersh Desai
- Stephen Anspach
- Sean Li
- Peter Kettel
- Elan Miller
- Ali Sokol
- Joshua Keay
- K Surfboy Mk
- Matt Flanagan
- Wayne West
- Joanna Hoang
- Angelique STEVENS
- Jim Harrer
- Anna McMahon
- Soraia Jiwa
- George Zoi
- William Jalbert
- Osmond Seangsuwan
- Leandro Pucci
- Kate Koplan
- Sheila Lopez
- Kara Monroe
- Sunil Rayan
- Cole Allen
- Chris Aakre
- Mark A Feldhake
- Daniella Piper
- Gregory Sandler
- Peeyush Ranjan
- Roberto Pulido London
- Leonora Velasquez
- Rian Edman
- Sarah Haselkorn
- Daniel Ramos
- Alexander Fogelson
- Christine Imperato
- Brad Specht
- Judith McGeary
- Craig Asato
- Markus Lopez
- Stephanie Yates
- Robert Payne
- Jordan Harband
- Joseph Raby
- Helena Belloff
- Karl Etzel
- Alex Brinkman
- Steven Jacobs
- Samyak Pandya
- Ben WEBER
- Rebecca NILES
- Philip Lang
- Marc Vanlerberghe
- Maureen Bensing
- Antonio Irizarry
- Cesar Araque
- Ramiah Ramasubramanian
- Richard Uhler
- Frank Petruccelli
- Kevin Feagin
- Tyler Reynolds
- Nola Hart
- Diana Baran
- Rafael Garcia
- Hiram Samel
- Michael Kummer
- Brian Gillin
- Brett Dorr
- Bonnie Lind
- Michael Danser
- Sandra Scheinbaum
- Shiela Malkani
- Colleen Jackson
- Michael Clemente
- David Horne
- Doug Frankel
- Andrea Beaver
- Jesse Lavine
- Laurie Johnson
- Deborah F Marlowe
- Brett Kotlus
- David Fisch
- Paul Mischenko
- Nikunj Somaiya
- Brian Levy
- John Watts
- Casey McElligott
- Donnie Strack
- Joshua Meier
- Nikesh Kotecha
- Jessica Raiter
- Mariana Clemente
- Jennifer Yang-Wong
- Alix Simnock
- Whitney Maull
- Adam Saks
- Daniel McCaffrey
- B Y
- Peter Brasovan
- Brian Snelling
- Christopher Brown
- Sean Keener
- Dana Rozman
- Michael Keller
- Howard COLEMAN
- Adrienne Lusby
- Neil Shah
- Jennifer Felice
- Stephen Johnson
- Bhavesh Kakadiya
- Jordan Carlisle
- Saar Gur
- Gauri Manglik
- Angela Renee
- Raul Rosas
- Maureen Wolff
- Dennisse Diaz
- Marcel Tremblay
- Noreen Favero
- M Paraiso
- W Joelle Jarman
- Elizabeth Agren
- Lisa Greenwood Howell
- Dawn Palmer
- Nayan Lapsiwala
- Dina Burkitbayeva
- Jill Goldberg Mann
- Gabrielle Mohamed
- Ted Tieken
- Eric O'Brien
- Evgeny Bugrov
- Sundaram Rajagopal
- Eva Reder
- Ryan McCoy
- Joseph K. Sipher
- Michael Freix
- Trung Ly
- Julie Ruppel McNitt
- Bradley Techow
- Mark Grbic
- William Callahan
- J. Henry Ault
- John McDonough
- Scott Kennedy
- Craig Staub
- Jessica Gasch
- Erin Martin
- David Bowser
- Amber Oxley
- Daniel Vickery
- Michael LaCroix
- Abhijat Saraswat
- Brian Poppe
- Duncan Kerr
- John Paul Turbeville
- Tracy WHITE
- Toby Mason
- Scott A Kliger
- Jim Stanczak
- Audrey C Morris
- Ishtpreet Singh
- Kevin Graff
- Sirish Pulusani
- David Dahl
- Joshua Wooten
- Francis Fabick
- Helen McGuire
- Trevor Bauer
- Jenny Wu
- Janyk Theron
- Marelize Prestidge
- Matt Improta
- Michael WEE
- Jean Marc Boullianne
- Luke Duffy
- Ryan Baxter
- Joshua Steinman
- Chrissy Cowdrey
- Christian Karrer
- Abel Martinez
- Nassar Farid Mufdi Ruiz
- Jeffrey E. Brandlin
- Lauren Salem
- Jeanette Cajide
- Marcia Pinna
- Timothy Clemente
- Alex Moskalyuk
- Michael Lanzoni
- Michael Adamic
- Jacqueline Hollenbach
- Maxime Ludding
- Liz Byrne
- Steven Glick
- Daniel Putt
- Tylor Brinkman
- Daley Epstein
- Jason Gershenson
- Anna Killgore
- Parker Revers
- Saraya Hyder
- Jeremy Wollard
- Jenni Peterson
- Rabia Subhani
- Jacob Sablosky
- Christina Kang
- Nathan Dobbins
- Bhavdeep Sethi
- Ina Herlihy
- Paul Famighetti.com
- Dan Sims
- Ryan Thompson
- Jennifer Blau
- Allison Rigdon Reed
- Stewart Hou
- Jay Weller
- Rachel Ellison
- Alex Loddengaard
- Ashley Kocak
- Elizabeth Fox
- Brian Altman
- Sung Ho Choi
- Richard Wagner
- John Golec
- Siri Chakka
- Tim Martino
- Victor Torres
- Zach Rellstab
- Keith St.Germain
- Brit Young
- Pranab Sachithanandan
- Natasha O
- Stefanie Silverman
- Clay BUTCHER
- Elena Weissmann
- Michael Stancil
- Alberto SANCHEZ
- Traci Richardson
- Herman Venter
- Leo A Smith
- Amandeep Manik
- Cindy Fraley-Hunter
- James Heald
- Patricia Ann Patton
- Jenna Willke
- Duke Duncan
- Denis L
- Christy Cheung
- Zachary Goldberg
- Elizabeth Smith
- Ádám Balázs
- Mandy Moore
- Kevin Nuest
- Alex Priest
- Vibhor Chhabra
- Jessica Sturzenegger
- Vishal Thukral
- Lynne McQuillan
- Jie Chen
- Elana Joelle
- Jonah Greenberger
- Tiffany Caprice
- Jordan Ecker
- Steven Kuross
- Bobby Downes
- Cory N Erstling
- Frank Dale
- Whitney Miller
- Cheryl Medina
- Blake Tsuhako
- Sanjay Shah
- Kateri Corvetti
- Kevin Henrikson
- Justine Johnson
- Chandler Weiner
- Margy Phelps-Roper
- Thomas Parisi
- Simone Ledeen
- Dolff Hanke
- Drew Jankowski
- Dustin Spero
- Yang Su
- Marc Poppy
- Patrick Plank
- Lisa Haney
- Dhiren Bhatia
- Ali Spagnola
- Valerie Balcom
- Brenda Plunkett
- Chris Gineros
- Eytan Jankowitz
- Forbes Bainou
- Rachael Lee
- Gunnar Holmsteinn
- Aagya Mathur
- Constance Barber
- Shawn Gibbs
- Kate Lee
- Tim McCarthy
- Rahul Krishnakumar
- Tracey Steady Hardcastle
- Amna Shamim
- Lintu Markose
- Alexis Weill
- Vanessa Lauf
- Alexis Lavine
- Jillian Walker
- Lutz Finger
- Harshavardhan Pakhal
- Shyh An LEE
- Sandra Dingee Maloney
- Peter Smith
- Kallie Harrison
- Carolyn Brown
- Jim Lavine
- Kathryn Simmons
- Lucas Fishback
- Naomi Allen
- Carrie Liken
- Clark Dinnison
- Tim ALLEN
- Brad BRUNELL
- Nana Thompson
- Santiago Montoya
- Hugh Morgenbesser
- Daniel Mossell
- Ugur Kaner
- Masha Fisch
- Lisa Brooks
- Julie Ramsey
- Lisa Clark
- Timothy Smith
- Heather Thrasher
- Brandye Pisacano
- Sara Levinson
- Michael Bookman
- Howard Beech
- Lynne Marlotte
- Krista Depeyrot
- Rachel Swanson
- Caitlin Y
- Robert Castaneda
- Alan Newman
- Nicholas Hack
- John Welty
- Jamie Shulman
- Lukas Linemayr
- Edward A Stern
- Juliette Rooney
- Justin Siegel
- Amanda Guillardo
- Russell Truell
- Shelly Sabate
- Nathan Shelly
- Marvin Drake
- Ananth Majumdar
- Christopher Sernel
- Bryan McDaniel
- Shannon McDonald
- Miriam Gonzalez
- Maria Brummel-schutte
- Mary McGovern
- Daniel Parris
- Michael Schuk
- Eden Hill
- Margaret Inzitari
- Donald Lesmerises
- Hayley Leibson
- Alberto Dominguez
- Tom Ayling
- Stephanie George
- Richard Smith
- Megan Koval
- Samuel Whitaker
- Fin Gnieser
- Jackson Dayton
- Siddharth Mohan
- Matt Trahan
- Sanjum Punia
- Moira Burke
- Tony Moss
- Chris Springmeyer
- Jay Shires
- Josh Dague
- Jason Neenos
- Deb Link
- Beth Martinko
- Zeina Charara
- Cal Coopmans
- Shelby Herrington
- Laud Duncan
- Karl Muth
- Michael Lingle
- Steve Pugh
- Alberto Horihuela
- Svapna Sabnis
- Jeffrey Fortner
- K. Alex Dickerson
- Lindsay Lomax
- Roy Oakley
- Peter Dawson
- Andrew Keil
- Ralph Broadwatr
- Shane Da Silva
- Tanya Miramontes
- Spencer Castillo
- Tracy Judith Stevens
- Chelsea Samuelson
- Carl Banks
- Sam Stowers
- Ravi Khanna
- Savannah Grace Clemente
- Adam Spar
- Bret MULLIGAN
- Noa Grant
- Kara Bach
- Garrett Frey
- Wesley Regimbal
- Connor Sullivan
- Bradford Rossi
- Cyril Sack
- Grady Means
- Richard Felix
- Kim Wexelman
- Jessica Jacobs
- Shira Ben Yair Maman
- Megan McMenamin
- Brittany O'Neil
- Bridget Sedlacek
- Tim Perreira
- Michele Spring
- Natalie Vanderpump
- Leo GRIMALDI
- Jeffrey Tucker, DC
- Vineeth Alva
- Aaron Dignan
- Caleb Tebbe
- James Jacobsen
- Scott Forristall
- Antonio Key
- Angela Chapman
- Meg Schwartz
- Alec Beglarian
- William McKnight
- Michael Gatt
- Carol E Sullivan
- Joost Schreve
- Arda Kara
- Ron Pietraszek
- Suman Venkataswamy
- Stephanie Nickitas
- George Habuki
- Parul Soi
- Shaun Arora
- Erin Cummings
- Mark Kralevich
- Kevin Goeht
- Avery Hairston
- Zeina Rashid
- Apurva Sharma
- Lori Shaler
- Cristian Liu
- Sarah Galvan
- Brian Maurer
- Geordie Paulus
- Adam Conen
- Gary Day
- Jeremy Malecha
- David Penalva
- Lois G Earle
- James A Ntambi
- Josh Lavine
- Joshua Davis
- Allison Haas
- Jeannena Flores
- Natalie Krane
- Daniel Shipman Cristiano
- Edward McCaffrey

April Izer
Desiree Houston
Ryan Tabloff
Mike Hone
Barbara Barnes
Shannon Knee
John Mitchell
Alan Evans
Michele Pesce
Shannon Thomas Wardlaw
Katherine A Marra
Pedro Teixeira
Daniel Smith
Amish Sheth
Brendan O'Connell
Maurice Mizrahi
Adam Burtt
Nick Voorhees
Evan Hollander
Raquel Ginebra M-Lima
Paul D Dryden
Philip Roy
Angie Young
Peter Lipsett
Rob McAngus
Lilly Chen
Sam Berklacich
Romit Sarkar
John Triller
Kyle Hulbert
Noor Hannaney
Neil Mody
Thomas Liu
Zara MCDONALD
Kelly Reynolds
Michelle McClellan
Colin Nederkoorn
Ukrit Wongpanich
Su Young Kim
David Fox
Stephen Wilson
Jamie Watts
Joe Kleine
Brigid Titgemeier
Katherine Duguay
Barbara Hale
Kirsten Bartok Touw
Charles Allison
Jon Brandon
Abhishek Bhargava
Keenan Freyberg
Jennifer Seifter
Denis Popov
Adam Steele
Jessica Horan
Diana Rodgers
Mayank Yadav
Elizabeth K. Kenney
Arun Chintalapati
Libby Eyre
Valerie Meyers
Scott Kislin
Georgina Flower
Karen Oliveira
John Meyer
Karen Van Ness
Chris Kimber
William Hinthorn
Leo Rodgers
Christine Carleton
Lenise Brown
David WASHBURN
Mary Young
Bob Kanefsky
Rindi Thompson
Kara Rubino
Joann Shie Chen
Ked Hogan
Ralph Bennett
Calvin Chow
Anthony Kandah
Jackie Arnold
Ashley Anderson
Adam Nicholson
Brittney Kiesau
Albert Osterloh
Marley Lewis
Sarah Prime
Michael Verolini
Mayank Gupta
Eve Henry
Teresa Heckel
Karishma Hirani
Jennifer Fleischer
Michelle Sang
Kristine Bretall
Noah Huisman
Leila Kouame
Majid Jamaleldine
Ashish Sethi
Manan Vyas
Iliana Roman
Michele Canon
Matthew Knight
Leslie Lew
Jackie Flemming
Vivek Vishwanath
Max Hadjinian
Michael Hamman
Jenny Rowland
Marc Suskin
Steven Haynes
Thor Mann
Tyler McGowan
David Bart
Stephanie Nelson
Eric Edstrom
Javier Bravo
Thomas Bracht
Terry Yoo
Caren Salisbury
Brent Larson
Damon Forbes
Josh White
Oliviero Mottola
Lev Naginsky
Eileen Immerman
Maria M Ryan
Elliott McLaughlin
Emily Long
Katie Arfa
Kristin LeBlanc
Abhishek Ray
Colin Raney
Eric Epp
Vivek Natarajan
Brent VanKeulen
Michelle Maskaly
Lisa Chapello
Matt Banholzer
Joe Pauly
Linda K Rodney
Allison Zilbershatz
Swaminathan Vaithianathasamy
Alex Dennen
Noah Harris
Kim Wilkerson
Gabriel Manjarrez
Brittany Blake
Sonal Patel
Mark Wlodarkiewicz
Michael Dores
Niranjan Shivaram
Michelle Polanco
Kelly Darnell
Michael Errecart
Joachim Klein
Sriram Edupuganti
Soorej Nair
Colin McGuire
Nick Vojdani
Emilia Brunello
Logan Howard
Borge Hald
Ravi Gupta
David Marcus
Adam Gambrel
Elmer Coy
Mario Sleiman
Pradyuman Vig
Rayelene Nicol
Tricia Crosby
Nicole Mcknight
Kate Van Arman
Stephanie Edwards
Robi Lin
Jennifer Wydro
Catherine Clough
Ally Sprague
Pavel Georgiev
Laura Kight
Richard McMullen
Jessica Brouillette
Richard Harris
Scott Randall
Andres Isern
Kevin Merlini
Thomas Paramore
Christopher Rondinelli
Farhad Khosravi
Ethel Rubin
Michele L Gubish
Vaishak Kumar
Alexandra Botez
Frank TUCKER
Jeffrey Cahn
Peter Chrapka
Lindsay Patterson
Lauren Kelley-Chew
Cindy Clendenin
Bob Fitzpatrick
James Rahardja
Vijit Sdabnis
Varvara Russkova
Tara Greco
Trent Madden
Stephanie Ann Sparks
Ryan Van Der Horst
Lena Cheng
Ronke Oyekunle
Meagan Allers
Jon Bischke
Dawn Buckley
Ryan Hunsucker
Murthy Nukala
Kayla Barnes
Therese Nadler
Ethan Monreal-Jackson
Rachel Speicher
Robin Hill
Billie Radovic
Billy Gingrich
Gordon WEISS
Sarah Zollicoffer
John WOODFIN
Neena Phadke
Christy Potts
Brody Scotland
Mara Donoghue
Tyler Wanlass
Premal Shah
Cara Koster
Esther Dyson
Sadie Van Gelder
May Lapsker
Annmarie Gould Cestari
Tate McMillin
Lauren Tofanelli
Fiona Herring
Morris Esformes
Alivia Duran
Tania Spivey
Natalie Quinones
Faye Zhao
Lauren Lantero
Colin Griffith
Rebecca Garrett Forrest
Lesley Nagley
Jamie González
Jason Hyrne
Elizabeth HENNESSY
Sachin Katti
Houston Keil-Vine
Tiffany Chen
Navin HETTIARACHCHI
Lea Mendes
Ita Ekpoudom
Elizabeth Outzs
Lynton Lee
Omar Elamin
David Matlock
Lauri Perman
Nancy Medeiros
Kelsey Syvrud
Derek Miller
Jac E. Knust
Laurie O'Byrne
Ryan Amaro
Erik Peterson
Thomas Dobrowski
Marek Szeszycki
Elaine King
Brett Northart
Christopher R DeVed
Clyde T Ogata
Elif Akcali
Till Pieper
Michelle Wilcox
Ruthe Graybeal
Tyrone Palmer
Gertrude Kang
Nancy Zoltner
Kara Greif
Adria Stiglitz
Tina Stafki
Sahar Bala
Hani Elias
Rakesh Sharma
Carter Trout
Alim Maherali
Hilary Teslow
Vinay Bikkina
Iben Caroline Munck
James Allison
Theresa McLaughlin
Matt Groff
Polina Lyandres
Bonnie Clemente
Adriana Douglas
Celia Chen
Peter Morelli
Mark Yoffe
David Garbarz
Daniel Kaali
Akshay Sharma
Kristen Tebow
Lauren Hutnick
Liam Ronan
Shailesh Nair
Bryan Hamblin
Sherry W Segundo
Mary Jo Ashby
Jared Cochran
Ayman Siraj
David Husen
Brendon Garrison
Steve Scott
Lauren Moores
Linda Peters
Elisabeth Ballou
Tee Valentine
Philip Camino
Robert Moore
Tewfik Cassis
George DECARLO
Lance Dobson
Sara Gaborik
Taylor Avakian
Jerome Schmidt
Jackson Gorman
Danielle Ho Moriarty
Tom Digan
Carla MATTHEWS
Patricia Sylwester
Sachin Bhatia
Doug Qian
Bas Fraza
Meara Hattan
Carolyn Schulte
Michael Nechemia
Mark Riffey
Vadym Barda
Gallant Chen
Sara Bradford
Ashleigh Franco
Jem Efe
Cynthia Watts
Lincoln Hochberg
Sandhya Bhalla-regev
Deirdre Mahlan
Shannon Ryan
Anna Valle
Nicole Hughes
Kranti Ponnam
Yash Soni
Sonal Patel
Pat Chew
Emiliano Villarreal
Edward Mahoney Jr
Pericles Crassas
Leslie Kirschner
Jennifer Duffy
Michelle Greenway
Jennifer Gleason
Gaurav Karnani
Sharon Dunn
John Coblentz
Brian Anikstein
Alex Kambanis
Charlotte Stanton
Tiffany Tasker
Danielle Perloff
Alexander Cohen
Ali Seders
Kristen Parker
Steven Gorup
Mary Enstad
Angie Redmond
Brian Nannini
Houtan Taba
Beatriz Zavala
Leandro Vargas, Jr.
Timothy Connors
Joyce Yacoubi
Caitlin Gorter
Roy Burstin
Chelsea Williams
Harshdeep Singh
Richard Saethang
Mary Bissell
Cheshta Dhingra
Mia Pizzagalli
Carla Terre
Jana Shank
Justin Tsang
Vishrut Arya
Kyle Sammons
Ivan Erceg
Yekaterina Ilyaguyev
David Puloka
Paige Macy
David VONDRASEK
Tom Price
Anjali Shah
Benjamin Lopez
Jason Lorentzen
Christopher Vargas
Daniel Bennett
Emily Stong
Nancy Baker
Bernard Desarnauts
Matthew Slagter
Richard L Chiang
Thomas Claffy
Benjamin Tackett
Wei Yang
Jared Arnold
Kristin Lamb
Rian Doris
Jake Lewit
Brent Kuei Tung
Roohi Rustum
John Froelich
Eric Blythe
Aditya Denduluri
Ram Navan
Katie Zalat
Rachelle Anslyn
Brad Robertson
Benjamin Rose
Catherine Dent
Consuelo Fernandez
Anthony PIZZI
Steven Dean
Daliana Santos
Katie Brandow
Steve Huber
Ankit Dutta
Austin Rhines
Jennifer Evans
Srikrishna Nagri
Amanda Jaschke
Felicia Amaechi
Brian Yamabe
Chiyo Rowe
Peter Stuart
Desmond Fong
Angie Stevens
Lydia Stahlnecker
Benjamin Bell
Spencer Dyer
Todd H. Tittle
Lori Lander
Rachel Weber
William KELLY
Jose Gutierrez
Mary Ann Digan
Reetpragya Chowdhary
Colleen Toth
Megan Guintini
Hagop Hagopian
Emily Sann
Jennifer Benson
Belinda Klein
Amaresh Ray
Sharon Kitazawa
Joyce Waterhouse
John Boucher
Jan Felix Schneider
Wadeth Bory
Scott Lavalle
Jenna Kutcher
Stephanie Hill
David Mish
Barry Hamilton
Nydia Marrero
Iain Mulholland
Eshelle Lillard
Christa Jackson
Nidhi Thapar
Carrie Jones Nebeker
Teresa Overs
Laura Milani
Haley Farrell
Richard Hojel
Ann Dillemuth
Brooke Guthrie-Shedrick
Mustafa Jang
Tandira Hechler
Louise Giam
David Melton
Chase Clymer
Laurence Bag
Joan LaRovere
Mattia Astori
Lauren Schaecher
Carol Reyes
Bronwyn Brown
Richardt Hechter
Mari Muraki
Sherrod Patching
Zac Henderson
Daniel Finkel
Michael McGhan
Valerie Carrasco
Eduardo Hariton
Illuminated Futures 401 K TRUST
Melissa Barrett
Luke Harries
Sharad Venkat
Xiaotong Zhou
Greg Dale
Mike Ciszak
Christopher Galvan
Alejandra Escobar
Thomas LaPlante
Deepthi Vijayan
Michael Brandt
Jorge Dalmendray
Jake Aronwald
Miranda Kosik
Marina Nesic
Joseph Viny
Andrew Blessing
Cara Forcellati
Frederick Ketchum
Matt Monahan
Alissa D Whittier
Larissa Jackson
Melinda Osterloh
Elena Schuber
Anup Nair
Kristin Carr
Zoe Sherlick
Edward Marcos
Natalie Sharp
Gabriel Rudolph
Peter Mavredakis
Daniel Koff
Karah Parschauer
Dorvala Hanley
Jeff Swanson
Yale Wang
Aaron Hanson
Cameron Olsen
Zed Z
Jaynee Mitchell
Diana Rodriguez
Ryan Hall
Natalie J Karnas
Melissa L. Beuchat
Bernice Rudolph
Deneen Donnley
Karin Schrader
David Winkler
Maggie Mcgough
Mary Katherine Ropp
Brenda Sullivan
Matthew Fernandez
Kyle Crowley
Donna DeLaCruz
Wendy J Williams
Joe Olson
Isabel Anderson
Del Rabinowitz
Jeffrey L Carr
Preston McQueen
Anurima Bhargava
Tracy Pleschourt
Martha Noyes
Jennifer Adam
Adrienne Isaacs
Michaela Kilander
Nicole Link
Irina Ridley
Ronald Sattan
Jason Moore
Reed Altman
Florencia Pettigrew Prada
Anne Cantrell
Nicolas Perfetti
Jennifer Knaebel
Shashank Vineet
Maria Yao
Ian Herrington
Jaelyn Wolf
Min Luo
Vijay Rajasekhar
Jacqueline M Churchwell
Susan Quan
Elizabeth Graham
James Donald Motyka
Liz Iracki
Emilio Mendoza

Thank You!

From the Levels Team



Sam Corcos

Co-founder, CEO

Background: Software engineer / Experience: Co-founder of Sightline Maps, CarDash (Y Combinator S17) / Credentials: Guest Lecturer at Stanford, Author of Learn Phoenix,...



Josh Clemente

Co-founder, President

Background: Hardware engineer / Experience: SpaceX, Hyperloop One / Credentials: CrossFit L2 Trainer, Angel Investor

Details

The Board of Directors

Director	Occupation	Joined
Samuel Corcos	CEO, Levels @ Levels Health Inc.	2019
Lawrence Gunn	CEO @ Tenure Health	2023

Josh Clemente	President, Levels @ Levels Health Inc.	2019

Officers

Officer	Title	Joined
Samuel Corcos	CEO	2019
Zac Henderson	Head of Legal	2021
Josh Clemente	President	2019

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

Date	Amount	Security	Exemption
05/2021	$50,000	Safe	Section 4(a)(2)
06/2021	$150,000	Safe	Section 4(a)(2)
09/2021	$1,001,118	Safe	Section 4(a)(2)
01/2022	$9,846,307	Preferred Stock	Regulation D, Rule 506(c)
02/2022	$4,999,990		4(a)(6)
04/2022	$10,118,790		Regulation D, Rule 506(b)
06/2022	$7,149,956		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed 2 Preferred Stock	2,483,357	2,483,357	Yes
Series Seed 3 Preferred Stock	385,475	385,475	Yes
Series Seed 4 Preferred Stock	573,400	573,400	Yes
Series Seed 5 Preferred Stock	265,016	265,016	Yes
Series Seed 6 Preferred Stock	357,771	357,771	Yes
Series A 3 Preferred Stock	119,820	119,820	Yes
Common Stock	32,076,021	11,127,631	Yes
Series Seed 1 Preferred Stock	5,103,277	5,038,430	Yes
Series A 1 Preferred Stock	4,308,720	3,074,989	Yes
Series A 2 Preferred Stock	571,143	488,825	Yes

Warrants:	64,847
Options:	3,086,554

Form C Risks:

From time to time, in the ordinary course of business, Levels may be subject to legal proceedings and claims relating to the intellectual property rights of others, and Levels expects that third parties will continue to assert intellectual property claims, in particular trademark claims, against it, particularly as Levels expands the complexity and scope of its business. Successful claims against Levels could result in a significant monetary liability or prevent Levels from operating its business, or portions of its business. In addition, resolution of claims may require Levels to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or to cease using those rights altogether. Any of these events could have a material adverse effect on its business, results of operations and financial condition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised.

To remain competitive, we must continue to enhance and improve the functionality and features of our website and hardware technology. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of health related customer data. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

The Company is an early stage company incorporated on June 25, 2019. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Our company's current business model relies on the continued availability of hardware such as continuous glucose monitors. If such hardware were to become unavailable, it would likely adversely affect the company.

Levels' intellectual property is important to its success, and Levels relies on domain name registrations, registered and unregistered trademarks, copyright law, trade secret protection and confidentiality and/or license agreements with its employees, third party providers, partners and others to protect its proprietary rights. Levels endeavors to defend its intellectual property rights diligently, but intellectual property litigation is expensive and time-consuming, and may divert managerial attention and resources from its business objectives. Levels may not be able to successfully defend its intellectual property rights, which could have a material adverse effect on its business, brand, and results of operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Levels Health Inc
Delaware Corporation

Delaware Corporation
Organized June 2019
40 employees
228 Park Ave S., PMB 63877

New York NY 10003 https://www.levelshealth.com/

Business Description

Refer to the Levels profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Levels has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late 2023 report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄